Exhibit 12.1

McCormick & Company, Inc

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Aug. 31	Year ended November 30th
	2005	2004	2003	2002	2001	2000

Net income from consolidated operations	116.4	204.8	186.6	154.5	118.0	106.4
Income tax expense	56.5	89.0	83.4	69.4	57.0	58.6
Income from consolidated operations before income taxes	172.9	293.8	270.0	223.9	175.0	165.0

Plus fixed charges:
Interest expense	35.6	41.0	38.6	39.2	46.7	36.2
Capitalized interest	1.6	2.7	2.7	3.3	1.3	—
Interest included in rent expense	5.9	7.8	7.7	6.0	5.7	6.0
Total fixed charges	43.1	51.5	49.0	48.5	53.7	42.2

Plus:
Amortization of capitalized interest	0.6	0.9	0.5	0.1	—	—
Dividends from unconsolidated subsidiaries	10.5	9.6	20.6	19.1	18.4	10.7
	11.1	10.5	21.1	19.2	18.4	10.7
Less:
Capitalized interest	(1.6)	(2.7)	(2.7)	(3.3)	(1.3)	—

Adjusted earnings	225.5	353.1	337.4	288.3	245.8	217.9

Ratio of earnings to fixed charges	5.23	6.85	6.89	5.94	4.58	5.17